UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Greenfield Online, Inc.
(Name of Subject Company)
Greenfield Online, Inc.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
395150105
(CUSIP Number of Class of Securities)
Jonathan A. Flatow
General Counsel and Chief Administrative Officer
21 River Road,
Wilton, CT 06897
(203) 846-5721
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Robert B. Schumer
Matthew W. Abbott
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Schedule 14D-9 (this “Amendment No. 5”) filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on September 11, 2008, by Greenfield Online, Inc. (the “Company” or “Greenfield”), a Delaware corporation, as amended by Amendment No. 1 filed on September 18, 2008, Amendment No. 2 filed on September 29, 2008, Amendment No. 3 filed on October 2, 2008 and Amendment No. 4 filed on October 7, 2008 (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Crisp Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft” or “Parent”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on September 11, 2008 (as amended or supplemented from time to time, the “Schedule TO”) by Offeror and Parent, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) at a purchase price of $17.50 per Share net to the seller in cash, without interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively.
The information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

     “The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of Wednesday, October 8, 2008. Based on information provided to Parent by the Depositary, as of such time, an aggregate of 25,946,766 Shares (including 2,684,338 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase) were validly tendered and not withdrawn pursuant to the Offer. Parent and Offeror have been also informed by the Company that the number of issued and outstanding Shares as of October 8, 2008, the date of the expiration of the Offer, was 26,370,252. The validly tendered Shares (including the Shares tendered pursuant to the guaranteed delivery procedures), together with the 1,500 Shares already owned by Parent, represent approximately 98.4% of the outstanding Shares as of October 8, 2008. The Offeror has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made immediately pursuant to the terms of the Offer.

     Pursuant to the Microsoft Agreement, each director of the Company, other than Joel R. Mesznik and Joseph A. Ripp, submitted letters of resignation from the Board effective immediately upon the Acceptance Time. Effective immediately upon the Acceptance Time, the Board appointed Keith R. Dolliver, Benjamin O. Orndorff and John A. Seethoff as directors of the Company. Such individuals were designated for appointment as directors by Parent pursuant to the Microsoft Agreement, and their appointment provides Parent with majority representation on the Board.

     Parent intends to effect, as soon as practicable after the satisfaction of all the conditions set forth in the Microsoft Agreement, a “short-form” merger of the Offeror with and into the Company, with the Company as the surviving corporation (the “Merger”). If necessary to effectuate the “short-form” merger, the Company was informed by the Offeror that it will exercise the Top-Up Option under the Microsoft Agreement to purchase from the Company, at a price of $17.50 per Share, the number of newly issued Shares equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or any of its subsidiaries (including the Offeror) at the time of exercise of the Top-Up Option, constitutes the least amount required so that Parent and the Offeror own more than 90% of the number of Shares outstanding on a fully diluted basis immediately after exercise of the Top-Up Option. At the time upon which the Merger will become effective (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than any Shares held (i) by any direct or indirect wholly owned subsidiary of the Company, which Shares will be cancelled and cease to exist without delivery of consideration, (ii) in treasury by the Company, which Shares will be cancelled and cease to exist without delivery of consideration, or (iii) by stockholders who exercise appraisal rights under Delaware law with respect to the Shares) will be canceled and converted into the right to receive the same $17.50 in cash per Share, without interest thereon and less any required withholding taxes, that was paid in the Offer. Following the Merger, the Company was informed by Parent that it intends to delist the Shares from the NASDAQ Global Market and the Company will become a direct wholly owned subsidiary of Parent.”

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 14D-9 is true, complete and correct.

GREENFIELD ONLINE, INC.
By:	/s/ Albert Angrisani
	Name:	Albert Angrisani
	Title:	President and Chief Executive Officer

Dated: October 9, 2008

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